                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 11-K




  [X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
       EXCHANGE ACT OF 1934

     For the fiscal year ended December 31, 1998


                                       OR

  [ ]  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
       SECURITIES EXCHANGE ACT OF 1934

     For the transition period from _____________ to ___________


  Commission file number 333-43947



         A. Full title of the plan and the address of the plan, if different from that of the issuer named below:


                         Symix Systems, Inc. 401(k) Plan


         B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:


                               Symix Systems, Inc.
                          2800 Corporate Exchange Drive
                                    Suite 400
                              Columbus, Ohio 43231


                            Exhibit Index on Page 4.
                               Page 1 of 23 Pages.

                              REQUIRED INFORMATION


                  The following financial statements and supplemental schedules for the Symix Systems, Inc. 401(k) Plan are being filed herewith:

Description                                                         Page No.
-----------                                                         --------
Table of Contents to Financial Statements                           Page 6.

AUDITED FINANCIAL STATEMENTS:

Report of Independent Auditors                                      Page 7.

Statements of Net Assets Available for                              Page 8.
  Benefits at December 31, 1998 and 1997

Statements of Changes in Net Assets Available                       Page 9.
  for Benefits for the Year Ended
  December 31, 1998

Notes to Financial Statements
                                                                    Pages 10
                                                                    through 18.

SUPPLEMENTAL SCHEDULES:

Item 27a - Schedule of Assets Held for Investment                   Page 20.
  Purposes as of December 31, 1998

Item 27d - Schedule of Reportable Transactions                      Pages 21
  for the Year Ended December 31, 1998                              and 22.


                  The following exhibit is being filed herewith:

Exhibit No.            Description                               Page No.
-----------            -----------                               ---------
    23                  Consent of Independent Auditors           Page 23.


                              Page 2 of 23 Pages.

                                   SIGNATURES
                                   ----------

                  THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                         SYMIX SYSTEMS, INC. 401(K) STOCK PLAN


Date:  June 28, 1999                     By:
                                            -----------------------------------
                                            Lawrence W. DeLeon, Plan Trustee











                              Page 3 of 23 Pages.

                         SYMIX SYSTEMS, INC. 401(K) PLAN
                           ANNUAL REPORT ON FORM 11-K
                     FOR FISCAL YEAR ENDED DECEMBER 31, 1998


                                INDEX TO EXHIBITS

Exhibit No.         Description                                  Page No.
-----------         -----------                                  --------
    23              Consent of Independent Auditors              Page 23.








                              Page 4 of 23 Pages.

                   AUDITED FINANCIAL STATEMENTS AND SCHEDULES

                        SYMIX 401(k) PROFIT SHARING PLAN

        DECEMBER 31, 1998 AND 1997 AND YEAR ENDED DECEMBER 31, 1998 WITH
                         REPORT OF INDEPENDENT AUDITORS















                              Page 5 of 23 Pages.

                        Symix 401(k) Profit Sharing Plan

                   Audited Financial Statements and Schedules


           December 31, 1998 and 1997 and year ended December 31, 1998




                                TABLE OF CONTENTS

Report of Independent Auditors ..............................................7

Financial Statements

Statements of Net Assets Available for Benefits..............................8
Statement of Changes in Net Assets Available for Benefits....................9
Notes to Financial Statements ..............................................10

Schedules

Schedule of Assets Held for Investment Purposes.............................20
Schedule of Reportable Transactions.........................................21








                              Page 6 of 23 Pages.

                         REPORT OF INDEPENDENT AUDITORS

Board of Trustees
Symix 401(k) Profit Sharing Plan

We have audited the accompanying statements of net assets available for benefits of Symix 401(k) Profit Sharing Plan as of December 31, 1998 and 1997, and the related statement of changes in net assets available for benefits for the year ended December 31, 1998. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1998 and 1997, and the changes in its net assets available for benefits for the year ended December 31, 1998, in conformity with generally accepted accounting principles.

The information provided by Nationwide Life Insurance Company or The New England and presented in the "Schedule of Reportable Transactions" does not disclose the historical cost of investments. Disclosure of this information is required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes as of December 31, 1998, and reportable transactions for the year then ended, are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.


April 4, 1999, except for Note 6, as to which the date is June 25, 1999


                              Page 7 of 23 Pages.

                        Symix 401(k) Profit Sharing Plan

                 Statements of Net Assets Available for Benefits

                                                             DECEMBER 31
                                                        1998              1997
                                                ----------------------------------
ASSETS
Cash                                             $            -     $      21,835
Investments, at fair value:
  Symix Systems, Inc. common stock                    2,359,372         1,583,108
  Common/Collective Trust funds                         628,327                 -
  Mutual funds                                        8,408,243                 -
  Participant loans                                     179,549            76,960
  Individual variable annuity contracts                       -         5,828,315
                                                ----------------------------------
Total investments                                    11,575,491         7,510,218

Receivables:
  Contribution from Symix Systems, Inc.                  18,609            25,125
  Contributions from employees                           55,826            80,615
                                                ----------------------------------
Total receivables                                        74,435           105,740
                                                ----------------------------------

Net assets available for benefits                $   11,649,926     $   7,615,958
                                                ----------------------------------
                                                ----------------------------------


SEE ACCOMPANYING NOTES.



                              Page 8 of 23 Pages.

                                   Symix 401(k) Profit Sharing Plan

                       Statement of Changes in Net Assets Available for Benefits

                                     Year ended December 31, 1998

ADDITIONS
Employee contributions                                          $   2,006,557
Employer contributions                                                608,976
Rollover contributions                                                337,487
Investment income, net                                              1,650,455
                                                              ----------------
                                                                    4,603,475
DEDUCTIONS
Benefit payments                                                      450,258
Loan repayments/transfers                                              10,574
                                                              ----------------
                                                                      460,832

Net unrealized/realized depreciation
    in fair value of investments                                     (108,675)
                                                              ----------------
Net increases                                                       4,033,968

Net assets available for benefits at beginning of year              7,615,958
                                                              ----------------
Net assets available for benefits at end of year                $  11,649,926
                                                              ----------------
                                                              ----------------

SEE ACCOMPANYING NOTES.


                              Page 9 of 23 Pages.

                        Symix 401(k) Profit Sharing Plan

                          Notes to Financial Statements

                                December 31, 1998



1. DESCRIPTION OF THE PLAN

The following description of the Symix Systems, Inc. 401(k) Profit Sharing Plan (the Plan) provides only general information. Participants should refer to the Summary Plan Description for a complete description of the Plan's provisions.

GENERAL

The Plan is a defined contribution plan covering substantially all employees immediately upon hire, who have attained age 21. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

CONTRIBUTIONS

Each year, participants may contribute the lesser of 18% of their annual compensation, as defined in the Plan, or the maximum permitted by the Internal Revenue Code. The Company contributes an amount equal to 50% of a participant's elective deferred contribution, on the first 5% of a participant's compensation.

Upon enrollment, a participant may direct employee contributions in any of the Plan's investment options. Effective January 1, 1998, these investment options included Symix Systems, Inc. stock.

Effective July 1, 1998, the employer match contribution is allocated according to participant elected investment options. Prior to this time, the employer match contribution was accumulated in a cash management trust money market series which was in turn used to purchase the Company's stock as an investment of the Plan (see Note 6).

PARTICIPANTS ACCOUNTS

Each participant's account is credited with the participant's contributions and allocations of (a) the Company's contributions and (b) Plan earnings. Earnings of the Plan are allocated to individual participant's accounts based on the ratio of the participant's account balance in the appropriate fund as of the preceding valuation date to the total fund balance as of the preceding valuation date.

Upon termination of employment, a participant's nonvested portion of Company contributions and related earnings are forfeited. These amounts are used to reduce future Company contributions. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.


                              Page 10 of 23 Pages.

                        Symix 401(k) Profit Sharing Plan

1. DESCRIPTION OF THE PLAN (CONTINUED)

VESTING

Amounts contributed by participants and earnings thereon become immediately vested. Vesting of the employer's contribution and related earnings becomes 100% vested after five years of continuous service (20% per year of service with the Company).

PARTICIPANT LOANS

Under the Plan, employees may borrow from their fund accounts up to the lesser of $50,000 or 50% of their vested account balance. Loan terms range from 1-5 years or up to 15 years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at prime plus one percent. Principal and interest is paid ratably through monthly payroll deductions.

PAYMENT OF BENEFITS

On termination of service, a participant may receive a lump-sum amount equal to the vested value of his or her account, or upon death, disability or retirement, elect to receive annual installments.

PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). In the event of plan termination, participants will become 100% vested in their accounts.

2. SIGNIFICANT ACCOUNTING POLICIES

BASIS OF ACCOUNTING

The financial statements of the Plan are prepared on the accrual basis of accounting.

INVESTMENTS

The Plan's investments are stated at fair value. The shares of registered investment companies are valued at quoted market prices which represent the net asset values of shares held by the Plan at year-end. The participant loans are valued at their outstanding balances, which approximate fair value.


                              Page 11 of 23 Pages.

                        Symix 401(k) Profit Sharing Plan

2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Investment contracts held in the General Account, as of December 31, 1997, are recorded at their contract values, which represent contributions and reinvested income, less any withdrawals plus accrued interest, because these investments have fully benefit-responsive features. The fair value of the investment contracts held by the General Account at December 31, 1998 and 1997 was $0 and $229,170, respectively. The average yield of the Interest Income Fund was approximately 4.95% in 1997. The crediting interest rate for these investment contracts is reset annually by the issuer but cannot be less than zero and was 4.8% at December 31, 1997.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principals requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

ADMINISTRATIVE CHARGES

All costs and expenses of administering the Plan are borne by Symix Systems, Inc. (the Company).

3. INVESTMENTS

The Plan's investments are held by Merrill Lynch as of December 31, 1998 and were held by Nationwide Life Insurance Company and The New England at December 31, 1997. Investments that represent 5 percent or more of the Plan's net assets are separately identified.

The Plan's investments, including investments bought and sold as well as held during the year, depreciated in fair value during the year ended December 31, 1998 by $108,675.


                              Page 12 of 23 Pages.

                        Symix 401(k) Profit Sharing Plan

3. INVESTMENTS (CONTINUED)

Statements of net assets available for benefits with fund information at December 31, 1998 and 1997 are as follows:


                                                                                DECEMBER 31, 1998
                                        --------------------------------------------------------------------------------------------
                                                     MERRILL LYNCH     MERRILL LYNCH                          MFS
                                                       RETIREMENT   CORPORATE BOND FUND,  MERRILL LYNCH  MASSACHUSETTS   DAVIS NEW
                                                      PRESERVATION    INC. INVESTMENT        CAPITAL        INVESTORS   YORK VENTURE
                                          TOTAL          TRUST        GRADE PORTFOLIO       FUND, INC.        TRUST      FUND, INC.
                                        --------------------------------------------------------------------------------------------
ASSETS
Investments:
  Symix Systems, Inc. common stock      $  2,359,372  $       -            $       -      $         -     $         -  $         -
  Common/Collective Trust funds              628,327    628,327                    -                -               -            -
  Mutual funds                             8,408,243          -              181,638        1,288,872       2,663,116       64,237
  Participant loans                          179,549          -                    -                -               -            -
                                        --------------------------------------------------------------------------------------------
                                          11,575,491    628,327              181,638        1,288,872       2,663,116       64,237
Receivables:
  Participant's contribution                  55,826      3,078                  890            6,313          13,046          315
  Employer's contribution                     18,609      1,026                  297            2,105           4,348          105
                                        --------------------------------------------------------------------------------------------
                                              74,435      4,104                1,187            8,418          17,394          420
                                        --------------------------------------------------------------------------------------------
Net assets available for benefits       $ 11,649,926  $ 632,431            $ 182,825      $ 1,297,290     $ 2,680,510  $    64,657
                                        --------------------------------------------------------------------------------------------
                                        --------------------------------------------------------------------------------------------


                                                                                DECEMBER 31, 1997
                                        --------------------------------------------------------------------------------------------
                                                                        NATIONWIDE
                                                       NATIONWIDE          MONEY            DREYFUS A       FIDELITY       FIDELITY
                                                        GENERAL           MARKET           BONDS PLUS       PURITAN        MAGELLAN
                                          TOTAL         ACCOUNT            FUND               FUND            FUND           FUND
                                        --------------------------------------------------------------------------------------------
ASSETS
Investments:
  Cash equivalents                       $    21,835 $       -            $       -      $         -     $         -  $         -
  Individual variable annuity contracts    5,828,315   227,167              248,869          234,430         932,471    1,659,381
  Symix Systems, Inc. common stock         1,583,108         -                    -                -               -            -
  Loans to participants                       76,960         -                    -                -               -            -
                                        --------------------------------------------------------------------------------------------
                                           7,510,218   227,167              248,869          234,430         932,471    1,659,381
Receivables:
  Participant's contribution                  80,615     2,003                2,536            2,779          13,531       20,101
  Employer's contribution                     25,125         -                    -                -               -            -
                                        --------------------------------------------------------------------------------------------
                                             105,740     2,003                2,536            2,779          13,531       20,101
                                        --------------------------------------------------------------------------------------------
Net assets available for benefits        $ 7,615,958 $ 229,170            $ 251,405      $   237,209     $   946,002  $ 1,679,482
                                        --------------------------------------------------------------------------------------------
                                        --------------------------------------------------------------------------------------------


                              Page 13 of 23 Pages.

                                                                         DECEMBER 31, 1998 (CONTINUED)
                                         -------------------------------------------------------------------------------------------
                                                MFS        MERRILL LYNCH
                                                GAM         FUNDAMENTAL   MERRILL LYNCH  MERRILL LYNCH                SYMIX SYSTEMS,
                                           INTERNATIONAL      GROWTH         GROWTH        S&P 500       PARTICIPANT   INC. COMPANY
                                                FUND        FUND, INC.        FUND        INDEX FUND        LOANS         STOCK
                                         -------------------------------------------------------------------------------------------
ASSETS
Investments:
  Symix Systems, Inc. common stock        $         -    $         -      $        -     $       -      $         -    $ 2,359,372
  Common/Collective Trust funds                     -              -               -             -                -              -
  Mutual funds                                675,240      2,643,228         825,191        66,721                -              -
  Participant loans                                 -              -               -             -          179,549              -
                                         -------------------------------------------------------------------------------------------
                                              675,240      2,643,228         825,191        66,721          179,549      2,359,372
Receivables:
  Participant's contribution                    3,307         12,949           4,043           327                -         11,558
  Employer's contribution                       1,103          4,316           1,347           109                -          3,853
                                         -------------------------------------------------------------------------------------------
Net assets available for benefits               4,410         17,265           5,390           436                -         15,411
                                         -------------------------------------------------------------------------------------------
                                          $   679,650    $ 2,660,493      $  830,581     $  67,157      $   179,549    $ 2,374,783
                                         -------------------------------------------------------------------------------------------
                                         -------------------------------------------------------------------------------------------


                                                                         DECEMBER 31, 1997 (CONTINUED)
                                         ---------------------------------------------------------------------------
                                                             TWENTIETH
                                               STRONG      CENTURY ULTRA    TEMPLETON                    EMPLOYER
                                              SPECIAL        INVESTORS       FOREIGN     PARTICIPANT       MATCH
                                              FUND II          FUND           FUND          LOANS         ACCOUNT
                                         ---------------------------------------------------------------------------
ASSETS
Investments:
  Cash equivalents                        $         -    $         -      $        -     $       -      $    21,835
  Individual variable annuity contracts       615,484      1,445,121         465,392             -                -
  Symix Systems, Inc. common stock                  -              -               -             -        1,583,108
  Loans to participants                             -              -               -        76,960                -
                                         ---------------------------------------------------------------------------
                                              615,484      1,445,121         465,392        76,960        1,604,943
Receivables:
  Participant's contribution                    7,487         22,703           9,475             -                -
  Employer's contribution                           -              -               -             -           25,125
                                         ---------------------------------------------------------------------------
Net assets available for benefits               7,487         22,703           9,475             -           25,125
                                         ---------------------------------------------------------------------------
                                          $   622,971    $ 1,467,824      $  474,867     $  76,960      $ 1,630,068
                                         ---------------------------------------------------------------------------
                                         ---------------------------------------------------------------------------


                              Page 14 of 23 Pages.

                        Symix 401(k) Profit Sharing Plan

3. INVESTMENTS (CONTINUED)

Statement of changes in net assets available for benefits with fund information for the year ended December 31, 1998 is as follows:

                                                                          YEAR ENDED DECEMBER 31, 1998
                                            -------------------------------------------------------------------------------
                                                                                NATIONWIDE
                                                                  NATIONWIDE      MONEY        DREYFUS A        FIDELITY
                                                                    GENERAL       MARKET       BONDS PLUS       PURITAN
                                                      TOTAL         ACCOUNT        FUND           FUND           FUND
                                            -------------------------------------------------------------------------------
ADDITIONS
Employee contributions                        $     2,006,557     $  26,778     $  21,031      $  23,441      $   134,916
Employer contributions                                608,976             -             -              -                -
Rollover contributions                                337,487            30           437          1,112           27,713
Investment income, net                              1,650,455         3,865         2,908          5,789           91,147
                                            -------------------------------------------------------------------------------
                                                    4,603,475        30,673        24,376         30,342          253,776

DEDUCTIONS
Benefit payments                                     (450,258)       (3,349)       (9,318)        (1,746)         (30,381)

Loans                                                       -        (3,905)       (3,580)        (4,755)         (20,275)
Loan repayments/transfers                             (10,574)          559           449            682            4,015
Transfers between funds                                     -      (253,148)     (263,332)      (261,732)      (1,153,137)

Net unrealized/realized appreciation in
  fair value of investments                          (108,675)            -             -              -                -
                                            -------------------------------------------------------------------------------
Net increase                                        4,033,968      (229,170)     (251,405)      (237,209)        (946,002)

Net assets available for benefits
  at beginning of year                              7,615,958       229,170       251,405        237,209          946,002
                                            -------------------------------------------------------------------------------

Net assets available for benefits
   at end of year                             $    11,649,926     $       -     $       -      $       -      $         -
                                            -------------------------------------------------------------------------------
                                            -------------------------------------------------------------------------------


                                            ------------------------------------------------------------
                                                                               TWENTIETH
                                                FIDELITY        STRONG       CENTURY ULTRA   TEMPLETON
                                                MAGELLAN        SPECIAL        INVESTORS      FOREIGN
                                                  FUND          FUND II           FUND          FUND
                                            ------------------------------------------------------------
ADDITIONS
Employee contributions                        $  220,840     $  113,068       $  264,804     $  78,950
Employer contributions                                 -              -                -             -
Rollover contributions                            56,157         18,763           43,953        13,163
Investment income, net                           279,840         76,917          348,314          (320)
                                            ------------------------------------------------------------
                                                 556,837        208,748          657,071        91,793
DEDUCTIONS
Benefit payments                                 (28,726)       (25,829)         (37,706)      (21,333)

Loans                                            (72,460)        (3,205)         (24,820)       (2,450)
Loan repayments/transfers                          4,781          5,810            7,991           856
Transfers between funds                       (2,139,914)      (808,495)      (2,070,361)     (543,734)

Net unrealized/realized appreciation in
  fair value of investments                            -              -                -             -
                                            ------------------------------------------------------------
Net increase                                  (1,679,482)      (622,971)      (1,467,825)     (474,868)

Net assets available for benefits
  at beginning of year                         1,679,482        622,971        1,467,824       474,867
                                            ------------------------------------------------------------
Net assets available for benefits
   at end of year                             $        -     $        -       $        -     $       -
                                            ------------------------------------------------------------
                                            ------------------------------------------------------------


                              Page 15 of 23 Pages.

                                                                       YEAR ENDED DECEMBER 31, 1998 (CONTINUED)
                                         -----------------------------------------------------------------------------------------
                                          MERRILL LYNCH      MERRILL LYNCH
                                           RETIREMENT     CORPORATE BOND FUND,                                          DAVIS NEW
                                          PRESERVATION      INC.-INVESTMENT       MERRILL LYNCH    MFS MASSACHUSETTS  YORK VENTURE
                                              TRUST         GRADE PORTFOLIO     CAPITAL FUND, INC.  INVESTORS TRUST     FUND, INC.
                                         -----------------------------------------------------------------------------------------
ADDITIONS                                  $   61,888        $  28,176           $    152,453         $  285,018        $  4,197
Employee contributions                         22,923            9,452                 48,997             90,861           1,047
Employer contributions                          1,944            8,443                 33,573             33,696          12,455
Rollover contributions                         17,419            4,768                 72,549            117,855           1,245
                                        -----------------------------------------------------------------------------------------
Investment income, net                        104,174           50,839                307,572            527,430          18,944

DEDUCTIONS
Benefit payments                              (13,238)          (4,375)               (37,384)           (43,010)              -

Loans                                          (1,329)            (160)                (5,854)            (2,903)              -
Loan repayments/transfers                         920              823                  6,549              7,691             401
Transfers between funds                       541,905          134,747              1,112,919          2,173,657          41,076

Net unrealized/realized appreciation in
  fair value of investments                         -              950                (86,511)            17,645           4,236
                                        -----------------------------------------------------------------------------------------
Net increase                                  632,432          182,824              1,297,291          2,680,510          64,657

Net assets available for benefits
  at beginning of year                              -                -                      -                  -               -
                                         -----------------------------------------------------------------------------------------

Net assets available for benefits
   at end of year                          $  632,431        $ 182,825           $   1,297,290        $ 2,680,510       $  64,657
                                         -----------------------------------------------------------------------------------------
                                         -----------------------------------------------------------------------------------------

                                         ------------------------------------------------------------------------------------------
                                                           MERRILL LYNCH
                                              MFS GAM       FUNDAMENTAL                   MERRILL LYNCH              SYMIX SYSTEMS,
                                           INTERNATIONAL       GROWTH      MERILL LYNCH      S&P 500         LOAN     INC. COMPANY
                                               FUND          FUND, INC.    GROWTH FUND     INDEX FUND     COLLATERAL      STOCK
                                         ------------------------------------------------------------------------------------------
ADDITIONS
Employee contributions                     $  109,177      $   302,570     $  124,653       $   4,212     $       -     $   50,385
Employer contributions                         35,295           94,897         40,319             975             -        264,210
Rollover contributions                          2,917           39,400         38,735           1,201             -          3,795
Investment income, net                          9,659           87,024         16,376           2,321         4,455        508,324
                                         ------------------------------------------------------------------------------------------
                                              157,048          523,891        220,083           8,709         4,455        826,714

DEDUCTIONS
Benefit payments                               (7,287)         (97,887)       (22,618)              -             -        (66,071)

Loans                                          (2,016)          (9,134)        (5,699)              -       167,450         (4,905)
Loan repayments/transfers                       2,369            9,844          6,291             390       (72,456)         1,461
Transfers between funds                       597,812        2,036,968        789,565          56,301         3,140          5,763

Net unrealized/realized appreciation in
  fair value of investments                   (68,276)         196,811       (157,040)          1,757             -        (18,247)
                                         ------------------------------------------------------------------------------------------
Net increase                                  679,650        2,660,493        830,582          67,157       102,589        744,715

Net assets available for benefits
  at beginning of year                              -                -              -               -        76,960      1,630,068
                                         ------------------------------------------------------------------------------------------

Net assets available for benefits
   at end of year                          $  679,650      $ 2,660,493     $  830,582       $  67,157     $ 179,549     $2,374,783
                                         ------------------------------------------------------------------------------------------
                                         ------------------------------------------------------------------------------------------


                              Page 16 of 23 Pages.

                        Symix 401(k) Profit Sharing Plan

4. DIFFERENCE BETWEEN FINANCIAL STATEMENTS AND FORM 5500

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500 for the year ended December 31, 1998:

Benefits paid to participants per the financial statements                          $450,258
Add:  Amounts allocated on Form 5500 to withdrawn
   participants at December 31, 1998                                                       -
Less:  Amounts allocated on Form 5500 to withdrawn
   participants at December 31, 1997                                                  71,775
                                                                             -------------------
Benefits paid to participants per the Form 5500                                     $378,483
                                                                             -------------------
                                                                             -------------------

5. INCOME TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service dated October 30, 1996, stating that the Plan is qualified under
Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan was amended and restated on July 1, 1998. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

                              Page 17 of 23 Pages.

                        Symix 401(k) Profit Sharing Plan

6. RELATED PARTY TRANSACTIONS

Included in the investments of the Plan are marketable securities consisting of Symix Systems, Inc.'s common stock. Stock purchased during 1997 included 15,330 shares at a cost of $219,299. at December 31, 1998, the Plan has 112,326 shares with a market value of $2,358,854.($21.00 per share). At June 24, 1999, the closing market price of Symix Systems, Inc.'s common stock was $10.63 per share.

7. YEAR 2000 (UNAUDITED)

The Plan Sponsor has determined that it will be necessary to take certain steps in order to ensure that the Plan's information systems are prepared to handle year 2000 dates. The Plan Sponsor is taking a two phase approach. The first phase addresses internal and external resources being utilized to replace or modify existing software applications, and test the software and equipment for the year 2000 modifications. The Plan Sponsor anticipates substantially completing this phase of the project by July 1999. Costs associated with modifying software and equipment are not estimated to be significant and will be paid by the Plan Sponsor.

For the second phase of the project, Plan management established formal communications with its third party service providers to determine that they have developed plans to address their own year 2000 problems as they relate to the Plan's operations. All third party service providers have indicated that they will be year 2000 compliant by early 1999. If modification of data processing systems of either the Plan, the Plan Sponsor, or its service providers are not completed timely, the year 2000 problem could have a material impact on the operations of the Plan. Plan management has not developed a contingency plan, because they are confident that all systems will be year 2000 ready.


                              Page 18 of 23 Pages.

                                  SUPPLEMENTAL
                                    SCHEDULES















                              Page 19 of 23 Pages.

                        Symix 401(k) Profit Sharing Plan
                             Employer ID #31-1083175
                                    Plan #001
           Line 27a - Schedule of Assets Held for Investment Purposes

                                December 31, 1998

                 IDENTITY OF ISSUE, BORROWER,            DESCRIPTION OF                                     CURRENT
                       OR SIMILAR PARTY                    INVESTMENT                    COST                VALUE
     ----------------------------------------------------------------------------------------------------------------------
MERRILL LYNCH
  Common/Collective Trust Funds
    Merrill Lynch Retirement                              628,327 units              $    628,327             628,327
      Preservation Trust

  Mutual Funds
    Merrill Lynch Corporate Bond
      Fund, Inc. Investment Grade Portfolio                15,565 units                   180,720             181,638
    Merrill Lynch Capital Fund, Inc.                       37,511 units                 1,370,542           1,288,872
    MFS Massachusetts Investors Trust                     131,512 units                 2,642,652           2,663,116
    Davis New York Venture Fund, Inc.                       2,568 units                    60,039              64,237
    MFS GAM International Fund                             22,523 units                   739,705             675,240
    Merrill Lynch Fundamental Growth
      Fund, Inc.                                          128,938 units                 2,443,398           2,643,228
    Merrill Lynch Growth Fund                              38,453 units                   969,052             825,191
    Merrill Lynch S&P 500 Index Fund                        4,361 units                    64,964              66,721
                                                                                  ------------------------------------
                                                                                        8,471,072           8,408,243

  Symix Systems, Inc.
    common stock                                          112,326 shares                2,315,037           2,359,372

  Participant loans                                 Interest rates ranging
                                                        from 7% to 11%                          -             179,549
                                                                                  ------------------------------------
                                                                                     $ 11,414,436        $ 11,575,491
                                                                                  ------------------------------------
                                                                                  ------------------------------------


                              Page 20 of 23 Pages.

                        Symix 401(k) Profit Sharing Plan
                             Employer ID #31-1083175
                                    Plan #001
                 Line 27d - Schedule of Reportable Transactions

                          Year ended December 31, 1998

                                                                                                              CURRENT VALUE
                                                                                                               OF ASSET ON   NET
                                                DESCRIPTION OF               PURCHASE   SELLING   COST OF     TRANSACTION   GAIN/
     IDENTITY OF PARTY INVOLVED                     ASSET                      PRICE     PRICE     ASSET         DATE       LOSS
----------------------------------------------------------------------------------------------------------------------------------
CATEGORY (i)--INDIVIDUAL TRANSACTIONS IN EXCESS OF 5% OF PLAN ASSETS:

Nationwide Life Insurance Company   Fidelity Magellan Fund                          -   1,582,166         (1)  1,582,166         (1)

Nationwide Life Insurance Company   Fidelity Magellan Fund                          -     589,500         (1)    589,500         (1)

Nationwide Life Insurance Company   Fidelity Puritan Fund                           -     796,575         (1)    796,575         (1)

Nationwide Life Insurance Company   Strong Special Fund II                          -     658,865         (1)    658,865         (1)

Nationwide Life Insurance Company   Twentieth Century Ultra Investors Fund          -   1,790,817         (1)  1,790,817         (1)

Nationwide Life Insurance Company   Templeton Foreign Fund                          -     381,233         (1)    381,233         (1)


CATEGORY (iii)--SERIES OF TRANSACTIONS IN EXCESS OF 5% OF PLAN ASSETS:

Nationwide Life Insurance Company    Fidelity Puritan Fund                    179,823           -    179,823     179,823          -
                                     Fidelity Puritan Fund                          -   1,186,198         (1)  1,186,198         (1)

Nationwide Life Insurance Company    Twentieth Century Ultra Investors Fund   337,901           -    337,901     337,901          -
                                     Twentieth Century Ultra Investors Fund         -   2,159,751         (1)  2,159,751         (1)

Nationwide Life Insurance Company    Strong Special Fund II                   144,021           -    144,021     144,021          -
                                     Strong Special Fund II                         -     845,300         (1)    845,300         (1)

Nationwide Life Insurance Company    Templeton Foreign Fund                   101,960           -    101,960     101,960          -
                                     Templeton Foreign Fund                         -     622,431         (1)    622,431         (1)




                              Page 21 of 23 Pages.

                        Symix 401(k) Profit Sharing Plan
                             Employer ID #31-1083175
                                    Plan #001
                 Line 27d - Schedule of Reportable Transactions

                          Year ended December 31, 1998

                                                                                                              CURRENT VALUE
                                                                                                               OF ASSET ON   NET
                                                  DESCRIPTION OF             PURCHASE   SELLING   COST OF     TRANSACTION   GAIN/
     IDENTITY OF PARTY INVOLVED                       ASSET                   PRICE     PRICE     ASSET         DATE       LOSS
----------------------------------------------------------------------------------------------------------------------------------
CATEGORY (iii)--SERIES OF TRANSACTIONS IN EXCESS OF 5% OF PLAN ASSETS
(CONTINUED):

Nationwide Life Insurance Company    Fidelity Magellan Fund                   300,948           -    300,948     300,948          -
                                     Fidelity Magellan Fund                         -   2,274,461         (1)  2,274,461         (1)

Merrill Lynch                        Symix Systems, Inc., common stock      2,460,912           -  2,460,912   2,460,912          -
                                     Symix Systems, Inc., common stock              -     140,502    146,392     140,502     (5,890)

Merrill Lynch                        Retirement Preservation Trust            659,372           -    659,372     659,372          -
                                     Retirement Preservation Trust                  -      31,045     31,045      31,045          -

Merrill Lynch                        Fundamental Growth Fund, Inc.          2,618,010           -  2,618,010   2,618,010          -
                                     Fundamental Growth Fund, Inc.                  -     171,593    174,611     171,593     (3,018)

Merrill Lynch                        MFS GAM International Fund               765,181           -    765,181     765,181          -
                                     MFS GAM International Fund                     -      21,665     25,476      21,665     (3,811)

Merrill Lynch                        Capital Fund, Inc.                     1,434,351           -  1,434,351   1,434,351          -
                                     Capital Fund, Inc.                             -      59,164     64,005      59,164     (4,841)

Merrill Lynch                        Growth Fund                            1,046,231           -  1,046,231   1,046,231          -
                                     Growth Fund                                    -      64,011     77,191      64,011    (13,180)

Merrill Lynch                        MFS Massachusetts Investors Trust      2,707,055           -  2,707,055   2,707,055          -
                                     MFS Massachusetts Investors Trust              -      62,171     64,990      62,171     (2,819)

There were no category (ii) or (iv) transactions or series of transactions in excess of 5% of plan assets which occurred during the year ended December 31, 1998.

(1)   Historical cost information is not maintained, therefore, the net gain
      (loss) on sale of assets cannot be calculated.


                                       Page 22 of 23 Pages.